Filed by Golden State Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company:  Golden State Bancorp, Inc.
                                                   Commission File No. 000-29654

                          CITIGROUP/CAL FED TRANSITION
                            UPDATE #2; JUNE 12, 2002

TO ALL EMPLOYEES OF CAL FED BANK AND ITS SUBSIDIARIES:

Our commitment is to continue responding to your transition-related questions as quickly as possible. Here are some of the most recent frequently asked questions for which we have answers. These answers may not apply to you if you are covered under an existing employment agreement or similar arrangement.

WHAT HAS HAPPENED SO FAR IN TERMS OF COMPLETING THE TRANSACTION WITH CITIGROUP?

Various regulatory filings have been made and a preliminary proxy statement has been filed with the Securities and Exchange Commission.

WILL CAL FED SENIOR MANAGEMENT BE JOINING CITIGROUP?

As Carl Webb indicated when the agreement was announced, neither he nor Jerry Ford will be joining Citigroup. While it is anticipated that there will be other senior executives who will not be joining Citigroup, individual decisions are still pending.

IF I AM OFFERED A JOB WITH CITIGROUP, WILL CITIGROUP GIVE ME CREDIT FOR MY YEARS OF SERVICE WITH CAL FED?

Yes, Citigroup will credit you with the years of service you have at Cal Fed, based on your Cal Fed "adjusted service date."

WILL EMPLOYEES BE GIVEN 60-DAYS NOTICE PRIOR TO TERMINATION?

Yes, per the terms of the Cal Fed Severance Plans, employees who are terminated as a result of the sale will be eligible for 60 days' notice with a minimum of 30 days' non-working notice. "Non-working" notice means that your regular salary continues for 30 days, but you are not required to come to work. Severance payments are made when the notice period ends. If you are given 60 days notice but are required to work during the 30-day non-working notice period, your severance pay will be increased by the number of weeks of non-working notice missed.

WE KNOW SEVERANCE PAY WILL BE PAID IN A LUMP SUM. HOW WILL TAXES BE WITHHELD ON SEVERANCE PAY?

All severance pay is taxed using IRS Supplemental Wage Regulations, not the regular withholding rates that apply to employee wages. The current 2002 rates are as follows:

             ---------------------------------------------
             Federal Tax             27%
             ---------------------------------------------
             ---------------------------------------------
             State Tax               6%
             ---------------------------------------------
             ---------------------------------------------
             Social Security         6.20% up to $84,900
             ---------------------------------------------
             ---------------------------------------------
             Medicare                1.45%
             ---------------------------------------------
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             SDI Tax                 .9% up to $46,327
             ---------------------------------------------


WILL EMPLOYEES WHO ARE TERMINATED AS A RESULT OF THE MERGER BE ELIGIBLE TO APPLY FOR UNEMPLOYMENT INSURANCE BENEFITS?

Yes, employees who are terminated as a result of the merger are eligible to apply for unemployment benefits immediately upon termination. Please note that it is the state which determines who receives unemployment insurance benefits.

WHAT WILL HAPPEN TO MY BENEFIT PLANS?

The Cal Fed group benefit plans will continue through December 31 of the calendar year in which the date of the close of the sale occurs. If your employment continues after the close date, you will continue to be covered by the same health care plans, disability coverage, and life insurance and accidental death and dismemberment insurance that you have now through the end of this year or your termination date, whichever occurs first, subject to the terms of these plans. Your health care and dependent flexible spending account participation continues, as well. You do not need to do anything for your group benefits to continue after the close date.

If your employment will continue with the new company, you will receive information regarding Citigroup benefits during benefits open enrollment, when it occurs.

WHAT HAPPENS TO MY BENEFITS IF MY EMPLOYMENT TERMINATES AS A RESULT OF THE SALE ON THE CLOSE DATE?

Your medical, dental, vision and employee assistance program coverage continue through the end of the month in which your employment terminates. You are then eligible to continue your health care coverage through COBRA for up to 18 months. You pay the same rates as active employees for the period of time when you are eligible for severance pay.

Your life and accidental death and dismemberment insurance continue through the end of the month in which your employment terminates. Long and short term disability insurance and flexible spending account participation end on your last day of active employment.

HRMS will mail you a "Benefits at Termination" package that outlines your continuation and conversion options. The COBRA administrator will mail you a COBRA continuation package. Putnam Investments, Cal Fed's 401(k) administrator, will send you information regarding your profit sharing/401(k) account distribution options.

You can also log onto www.calfedbenefits.com to get information regarding Cal Fed benefits after termination. Click on "Benefits at Termination" under the "Life Events" section.

If you continue your health care benefits through COBRA, Citigroup will send you information later this year regarding the Citigroup COBRA options for 2003.

WHAT HAPPENS IF I'M ELIGIBLE FOR RETIREMENT AND MY EMPLOYMENT TERMINATES AS A RESULT OF THE SALE ON THE CLOSE DATE?

If you are between the ages of 55 and 65 and have at least 10 years of benefits-eligible service when your employment ends, you are eligible for retiree medical and life insurance. The retiree administrator will send you a retiree benefit package in addition to the COBRA package you will receive from the COBRA administrator. If you are eligible to pay the same rates as an active employee for the period when you are eligible for severance pay, these special rates will apply to your retiree coverage for the same period of time that they would have applied to your COBRA benefits.

WHAT HAPPENS TO MY UNUSED PAID TIME OFF (PTO) IF MY EMPLOYMENT TERMINATES AS A RESULT OF THE SALE?

You will be paid for any accrued, but unused PTO when you terminate employment.

WHAT WILL HAPPEN IF I AM ON A LEAVE OF ABSENCE (LOA) ON THE CLOSE DATE?

o If your job will be retained by the new organization, you'll become a Citigroup employee on the day after the close date subject to any applicable return to work provisions. The human resources department will be in contact with you as you approach your return to work date.

o If you will not be part of the new organization, you are not eligible for severance benefits unless you're on LOA for one of the reasons described on page 282 (non-officers) or page 285 (officers) of the employee handbook. Contact your human resources consultant if you have any questions about your eligibility for severance benefits.

IF I AM ON AN LOA ON THE CLOSE DATE DUE TO DISABILITY, AM I STILL ELIGIBLE FOR SHORT AND LONG TERM DISABILITY BENEFITS?

If you are disabled on or before the close date and your disability claim is approved by the disability insurance carrier, you are eligible for disability benefits as provided by the plan, regardless of your employment status.

IF MY EMPLOYMENT ENDS BEFORE DECEMBER 31, 2002, AS A RESULT OF THE SALE, WHAT HAPPENS TO MY FLEXIBLE SPENDING ACCOUNT?

You have until March 31, 2003, to submit eligible health care and dependent care claims for expenses incurred prior to your termination date. For dependent care, you will only receive reimbursement for up to what you have contributed year-to-date, less any amounts previously reimbursed. For health care, you will be reimbursed for up to the amount you elected for the plan year, less any amounts previously reimbursed. If, by your termination date, you have contributed more to your dependant care or health care FSA than the expenses you've incurred by that date, you will forfeit that amount.

You may also continue your health care FSA through COBRA (with post-tax contributions). Log on to www.calfedbenefits.com for the FSA claim form and reimbursement schedule.

FOR EMPLOYEES WHO ARE TERMINATED AS A RESULT OF THE SALE, WILL EDUCATIONAL ASSISTANCE BE A COMPONENT OF THE SEVERANCE PACKAGE?

Yes, per Cal Fed's existing policy, if you are eligible for severance benefits and have been with Cal Fed at least 90 days prior to close date, you are eligible for Educational for retraining purpose. Retraining must commence within 90 days after your termination date and be completed within six months of your termination date. Refer to the employee handbook, page 54, for dollar limits and other requirements.

WILL "TUITION REIMBURSEMENT" UNDER THE EDUCATIONAL ASSISTANCE PROGRAM STILL BE HONORED IF EMPLOYEES ARE NOT ABLE TO SUBMIT THEIR GRADES AND/OR REQUEST FOR REIMBURSEMENT UNTIL AFTER THE CLOSE DATE?

Citigroup has agreed to honor outstanding tuition reimbursement, approved by Cal Fed prior to the close date, provided employees meet the requirements of the program.


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Citigroup Inc. ("Citigroup") and Golden State Bancorp Inc. ("Golden State") have filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger (the "Merger") of Golden State and Mercury Merger Sub, Inc., a subsidiary of Citigroup, with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the SEC at the SEC's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140
58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718)
765-6514 (outside the U.S.). Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105; Telephone: (415) 904-0188.

Golden State and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Golden State stockholders to adopt the agreement providing for the Merger. The participants in this solicitation may include, under SEC rules, the directors and executive officers of Golden State, who may have interests in the transaction, including as a result of holding shares of Golden State common stock or options to acquire such shares. A detailed list of the names and interests of persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the SEC is set forth in the Annual Report on Form 10-K filed by Golden State with the SEC on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the SEC on April 12, 2002.